Exhibit 99.3




September 8, 1998



Mr. Donald T. Zimmerman
2564 Handasyde Avenue
Cincinnati, OH 45208



Dear Tim,

This will confirm our agreement to replace Section 3 A (ii) of your Employment Agreement dated September 30, 1997 with the following:

"As additional compensation and consideration for entering into this Agreement, the Employer shall grant to the Employee a non-qualified stock option award with immediate vesting pursuant to the United Shields Corporation 1998 Long-Term Incentive Plan ("1998 LTIP") to purchase 400,000 shares of common stock of Employer with an exercise price equal to the fair market value of the common stock utilizing the rules defined by Section 7(h) of the 1998 LTIP."

Sincerely,

UNITED SHIELDS CORPORATION



By: /s/ T.J. Tully
        T.J. Tully, CEO


Agreed:

/s/ Donald T. Zimmerman
    Donald T. Zimmerman